SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July 2022

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✔              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                           No     ✔

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.          An announcement regarding asset transactions with INEOS by China Petroleum & Chemical Corporation (the “Registrant”); and

2.          An announcement regarding formation of joint venture of the Registrant;

Each made by the Registrant on July 28, 2022.

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

CONNECTED TRANSACTION
ASSET TRANSACTIONS WITH INEOS

The Board is pleased to announce that on 28 July 2022, the Group entered into transaction documents with certain of INEOS’s subsidiaries with respect to the cooperation on Shanghai SECCO and other projects.

Pursuant to the relevant transaction documents, the Group conditionally agreed to sell, and INEOS Shanghai conditionally agreed to purchase, 50% equity interest in Shanghai SECCO. Further, the Company agreed to purchase, and INEOS Styrolution APAC Pte Limited agreed to sell, 50% equity interest in Ningbo Styrolution and the Company agreed to provide (or procure its affiliates to provide) corresponding shareholders’ loans to Ningbo Styrolution. The Company and INEOS Tianjin also agreed to form the HDPE JV on a 50:50 basis, for the construction of a 500,000 tonnes/year High Density Polyethylene (HDPE) project in Tianjin.

Implications under the Listing Rules

Gaoqiao Petrochemical is a non-wholly owned subsidiary of the Company, held as to 55% by the Company and 45% by Sinopec Group Asset Management Co., Ltd. (中國石化集團資產經營管理有限公司). Sinopec Group Asset Management Co., Ltd. is a subsidiary of China Petrochemical Corporation, the controlling shareholder of the Company. Gaoqiao Petrochemical is therefore a connected subsidiary of the Company.

Since the highest applicable percentage ratio for the SECCO Transaction is more than 0.1% but lower than 5%, the SECCO Transaction is subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules, but are not subject to the circular and independent shareholders’ approval requirements.

Based on the calculations under Rule 14.07 of the Listing Rules, for the SECCO Transaction, all applicable percentage ratios are lower than 5%, and all applicable percentage ratios of the ABS Transaction and the HDPE Transaction are also lower than 5%.

As the counterparties of the Group in the SECCO Transaction, the ABS Transaction and the HDPE Transaction are all members of the INEOS group, the SECCO Transaction, the ABS Transaction and the HDPE Transaction shall be aggregated as a series of transactions pursuant to Rules 14.22 of the Listing Rules. The applicable percentage ratios of the SECCO Transaction, the ABS Transaction and the HDPE Transaction on an aggregated basis are lower than 5%. As such, the transaction does not constitute a notifiable transaction for the Company under Chapter 14 of the Listing Rules.

Introduction
The Board is pleased to announce that on 28 July 2022, the Group entered into transaction documents with certain of INEOS’s subsidiaries with respect to the cooperation on Shanghai SECCO and other projects.
Pursuant to the relevant transaction documents, the Group conditionally agreed to sell, and INEOS Shanghai conditionally agreed to purchase, 50% equity interest in Shanghai SECCO. Further, the Company agreed to purchase, and INEOS Styrolution APAC Pte Limited agreed to sell, 50% equity interest in Ningbo Styrolution and the Company agreed to provide (or procure its affiliates to provide) corresponding shareholders’ loans to Ningbo Styrolution. The Company and INEOS Tianjin also agreed to form the HDPE JV on a 50:50 basis, for the construction of a 500,000 tonnes/year High Density Polyethylene (HDPE) project in Tianjin.

SECCO Equity Transfer Agreement
The principal terms of the SECCO Equity Transfer Agreement are as follows:

Date
28 July 2022

Parties
1.	The Company (as transferor)
2.	Gaoqiao Petrochemical (as transferor)
3.	INEOS Shanghai (as transferee)
4.	INEOS Group Holdings S.A. (as guarantor of the transferee)

Subject Matter of Disposal
Pursuant to the terms and conditions of the SECCO Equity Transfer Agreement, the Company and Gaoqiao Petrochemical conditionally agreed to sell respectively, and INEOS Shanghai conditionally agreed to purchase, 15% and 35% of the equity interest in Shanghai SECCO. The sale and purchase of the said equity interest is by reference to the economic interest of Shanghai SECCO as at 31 August 2021, the valuation benchmark date.
Shanghai SECCO is a limited liability company established in the PRC on 29 October 2001 with a current registered capital of RMB500.00 million, and is principally engaged in the production and sale of ethylene, polyethylene (PE), styrene (SM), polystyrene (PS), propylene, acrylonitrile (AN), polypropylene (PP), butadiene, aromatics and by-products; the sale of self-purchased production material and the provision of after-sales service and relevant technical consultation; the application and development of polymers and the provision of auxiliary utilities service to suppliers and processors. Shanghai SECCO has large chemical units such as ethylene cracking unit with design capacity of 1,090,000 tonnes/year, styrene unit of 650,000 tonnes/year, aromatics extraction unit of 600,000 tonnes/year, acrylonitrile unit of 520,000 tonnes/year, butadiene extraction unit of 180,000 tonnes/year, polyethylene unit of 600,000 tonnes/year, polystyrene unit of 300,000 tonnes/year, polypropylene unit of 250,000 tonnes/year, etc.
According to the audited financial statements of Shanghai SECCO prepared in accordance with the PRC Accounting Standards for Business Enterprises, the profit before taxation of Shanghai SECCO for the years ended 31 December 2020 and 2021 was RMB3,208.22 million and RMB4,066.32 million respectively; and the profit after taxation was RMB2,412.80 million and RMB3,125.90 million respectively. As at 31 December 2021, the net asset value of Shanghai SECCO was RMB6,367.54 million.

Consideration
The base consideration of the SECCO Transaction is RMB10,521.90 million, of which RMB3,156.57 million corresponds to the 15% equity interest to be transferred by the Company and RMB7,365.33 million corresponds to the 35% equity interest to be transferred by Gaoqiao Petrochemical. Interest shall be payable by INEOS Shanghai for the total amount of the base consideration, at the rate 4.35% per annum and accruing from (and excluding) 31 March 2022 and up to (and including) the completion date (unless a higher statutory interest as stipulated under the Measures on Administration and Supervision of Transactions of State-owned Assets of Enterprises (No. 32 Decree of SASAC and the Ministry of Finance) applies).
The Company has engaged Shanghai Orient Appraisal Co., Ltd. as the valuer and the asset valuation process has been completed. As of 31 August 2021, being the valuation benchmark date, the appraised market value of shareholders’ total equity interest in Shanghai SECCO was RMB23,382.00 million. Subsequent to the said valuation benchmark date, Shanghai SECCO made distributions of profits for the period from 1 January 2021 to 31 August 2021 in the amount of RMB2,772.19 million, which was completed in May 2022.
The Group listed the 50% equity interest of Shanghai SECCO for sale by tender on the Shanghai United Assets and Equity Exchange by reference to the said appraised market value, and the tendering process has been completed. The base consideration is the final price of the tender, being RMB10,521.90 million.
The first instalment of the consideration is RMB3,156.57 million, which shall be fully paid by INEOS Shanghai into the Shanghai United Asset and Equity Exchange’s account within 5 business days of the date of the SECCO Equity Transfer Agreement. After such payment has been made by INEOS Shanghai, 30% and 70% of the first instalment of the consideration shall be released and transferred by the Shanghai United Asset and Equity Exchange to the

designated bank accounts of the Company and Gaoqiao Petrochemical respectively. The remaining consideration and interest shall be settled in a lump sum in cash upon completion.

Completion
Completion shall take place on the last business day of the calendar month during which the last in time of the conditions precedent shall have been satisfied or waived in accordance with the SECCO Equity Transfer Agreement. If such satisfaction or waiver falls on a date that is less than 15 business days before the end of such calendar month, completion shall take place on the last business day of the following calendar month (or such other date as the parties may agree in writing). Completion shall take place no later than 15 business days before the date that is one year after the date of the SECCO Equity Transfer Agreement unless the parties agree in writing otherwise.
Conditions precedent to completion are:
(1)
Registration of INEOS Shanghai as a shareholder of Shanghai SECCO reflecting the equity transfer, director and supervisor changes, and article amendments arising from the SECCO Transaction with the State Administration of Market Regulation (“SAMR”) having been completed or, as the case may be, obtained and remaining in full force and effect at completion, the revised business licence of Shanghai SECCO having been issued by the SAMR, and relevant information report having been submitted through the Enterprise Registration System of the SAMR;

(2)
(if required by Article 21 of the Anti-Monopoly Law (“AML”) of the PRC or any other applicable laws) Evidence having been received in a form and substance reasonably satisfactory to the parties that a merger control notification has been submitted to, and accepted by, the SAMR under the AML and that the SECCO Transaction has been cleared or have been deemed to have been cleared by the SAMR without conditions or with conditions reasonably acceptable to INEOS Shanghai;

(3)
(if the SECCO Transaction either constitutes (or is deemed to constitute under Article 4(5)) a concentration falling within the scope of Council Regulation (EC) 139/2004 of the European Commission (as amended) (“EC Regulation”) or is to be examined by the European Commission as a result of a decision under Article 22(3) of the EC Regulation) Evidence having been received in a form and substance reasonably satisfactory to the parties that:

a.
the European Commission taking a decision (or deemed to have taken a decision) under Article 6(1)(b) or 6(2) of the EC Regulation declaring the SECCO Transaction compatible with the internal market, without imposing any conditions or obligations that are not on terms reasonably acceptable to INEOS Shanghai; or

b.
the European Commission taking a decision (or deemed to have taken a decision) to refer the whole or part of the SECCO Transaction to competent authorities of one or more member states under Articles 4(4) or 9(3) of the EC Regulation, and (i) each such authority taking a decision with equivalent effect to that as described in subparagraph a. above with respect to those parts of the SECCO Transaction referred to it, and (ii) the European Commission taking any of the decisions as described in subparagraph a. above with respect to any part of the SECCO Transaction retained by it;

(4)
No order, objection or judgment of any regulatory authority having been issued or made prior to completion, and no legal or regulatory requirements remaining to be satisfied (other than the obtaining of any non-mandatory or post-completion merger control consent) which has the effect of making unlawful or otherwise prohibiting the SECCO Transaction;

(5)	There being no matter that would constitute a material breach of or be materially inconsistent with any fundamental warranty in the SECCO Equity Transfer Agreement;
(6)
(if required by the Measures for the Security Review of Foreign Investment of the PRC or any other applicable laws) Evidence having been received in a form and substance reasonably satisfactory to the parties that a national security review filing has been submitted to, and accepted by, the National Development and Reform Commission and that the SECCO Transaction has been cleared or has been deemed to have been cleared without conditions or with conditions reasonably acceptable to the parties; and

(7)
Transaction documents having been entered into with respect to the ABS Transaction and the HDPE Transaction, and not having been rescinded or terminated in accordance with its terms or otherwise at any time prior to completion, provided that if any of the ABS and HDPE transaction documents is terminated for a reason attributable to the Company or Gaoqiao Petrochemical (or their affiliate), this condition shall be deemed to have been satisfied, and each of the Company and Gaoqiao Petrochemical shall continue to proceed with the execution and delivery of, and the performance by it of its obligations under the SECCO Equity Transfer Agreement. (Please refer to the paragraphs headed “ABS Transaction” and “HDPE Transaction” below for further details.)

Use of Proceeds and Financial Effects of the SECCO Transaction
The proceeds from the SECCO Transaction, net of professional fees and relevant expenses, will be used for optimizing the asset and liability structure, improving the financial position, and replenishing general working capital of the Group. The Company will explore investment opportunities with good returns to bring greater value to shareholders.
It is expected that the SECCO Transaction will result in a gain before taxation of the Group of approximately RMB12,183 million, such gain being the estimated difference between (1) the sum of the consideration of the SECCO Transaction and the fair value of the Group’s remaining equity interest in Shanghai SECCO and (2) the net asset value (including relevant goodwill etc.) of Shanghai SECCO as at 30 June 2022. The final amount shall be subject to the results of the valuation appraisal as approved/ filed as required under PRC laws and regulations and to the net asset value of Shanghai SECCO as of completion, and adjusted for other factors such as non-tax costs and expenses arising from this transaction.
Upon completion of the SECCO Transaction, Shanghai SECCO will be held as to 15% directly by the Company, and as to 15% and 20% indirectly through two non-wholly owned subsidiaries of the Company, namely Gaoqiao Petrochemical and Sinopec Shanghai Petrochemical Company Limited, respectively. Shanghai SECCO will no longer constitute a subsidiary of the Company. Sinopec Shanghai Petrochemical Company Limited has waived its right of first refusal with respect to the SECCO Transaction.

Information about the Valuation Report
Shanghai Orient Appraisal Co., Ltd. has been engaged by Shanghai SECCO to assess the market value of its shareholders’ total equity interest as at the valuation benchmark date. The scope of valuation covers all the assets and liabilities of Shanghai SECCO. The valuation benchmark date is 31 August 2021.
The valuation performed by Shanghai Orient Appraisal Co., Ltd. on Shanghai SECCO is based on the assumptive premises of open market, continuous operation of the business and continual use of the subject assets for the purposes for which they are currently used, taking into account the actual circumstances of Shanghai SECCO and various factors. After implementation of valuation procedures including checking and verification, on-site inspection, market research and inquiry, assessment and estimation, Shanghai Orient Appraisal Co., Ltd. has arrived at the valuation conclusion that as at the valuation benchmark date, the value of shareholders’ total equity interest is RMB23,382.00 million.
As the valuation of Shanghai SECCO was prepared by Shanghai Orient Appraisal Co., Ltd. using the income approach, such valuation constitutes a profit forecast under Rule 14.61 of the Listing Rules.
Details of the principal assumptions, including the business assumptions, upon which Shanghai Orient Appraisal Co., Ltd. prepared its valuation report, are set out in Appendix 1 of this announcement.
KPMG, the independent auditor of the Company, has reported to the Board, as required by paragraph 14.62(2) of the Listing Rules, on the calculations of the discounted future cash flows on which the valuation is based.
China International Capital Corporation Hong Kong Securities Limited, the financial advisor of the Company, confirms that the price based on the discounted future estimated cash flows on equity interest of Shanghai SECCO contained in the valuation report has been made after due and careful enquiry.
The report and/or letter issued by KPMG and China International Capital Corporation Hong Kong Securities Limited are set forth in Appendix 2 and Appendix 3 to this announcement, respectively.

Information on the Experts
The qualifications of the experts who have provided their opinions and advice, which are included in this announcement, are as follows:
Name	Qualification	Date of Opinion or Advice

China International Capital Corporation Hong Kong Securities Limited
a corporation licensed to carry on Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 5 (advising on futures contract) and Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance (Cap. 571)
28 July 2022

KPMG	Certified Public Accountants under the Professional Accountants Ordinance (Cap. 50)	28 July 2022

Shanghai Orient Appraisal Co., Ltd.	Qualified valuer of the PRC	17 March 2022

As at the latest practicable date (27 July 2022), to the best knowledge, information and belief of the Directors, each of the above experts is an independent third party from the Group and its connected persons, and did not have any beneficial interest in the share capital of any member of the Group nor the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for any shares, convertible securities, warrants, options or derivatives which carry voting rights in any member of the Group.
Each of the above experts has given and has not withdrawn its written consent to the publication of this announcement with references to its name and/or its report or letter included, in the form and context in which it is included.

ABS Transaction
On 28 July 2022, the Company and INEOS Styrolution APAC Pte Limited entered into transaction documents, under which the Company (as the transferee) agreed to purchase, and INEOS Styrolution APAC Pte Limited (as the transferor) agreed to sell, 50% equity interest in Ningbo Styrolution. Ningbo Styrolution is currently developing and constructing a 600,000 tonnes/year ABS unit in Ningbo, under a licence of the INEOS ABS Terluran production technology. The parties also agreed to work towards the construction of, through joint ventures between the two parties (or Ningbo Styrolution), two further 300,000 tonnes/year ABS units based on the same INEOS ABS Terluran production technology. The performance of INEOS Styrolution APAC Pte Limited of its obligations under the transaction documents is guaranteed by INEOS Quattro Financing Limited.
The Company shall pay to INEOS Styrolution APAC Pte Limited (or other designated INEOS affiliates) a cash consideration of approximately US$631 million for the 50% equity interest in Ningbo Styrolution. The Company has taken into account the following factors in determining such consideration, which was arrived at after arm’s length negotiations between the parties: (i) the amount of paid-up registered capital of Ningbo Styrolution; (ii) the business value of 600,000 tonnes/year ABS unit of Ningbo Styrolution and the two further 300,000 tonnes/year ABS units that the parties agreed to work towards; (iii) the strategic value of INEOS ABS Terluran production technology brought to the Company through the acquisition; (iv) the business value brought to the Company through Ningbo Styrolution’s acquisition of the exclusive rights to sell the Terluran products imported to the PRC; and (v) the potential business opportunities that may be provided to the Group. The consideration shall be settled by instalments in accordance with the schedule set out in the transaction document and is expected to be fully settled by 31 December 2024, and shall be settled by the Company with internal resources.
It is also agreed that the Company (or its affiliates) shall provide shareholders’ loans to Ningbo Styrolution for its construction works and general working capital, in proportion with its proposed 50% shareholding in Ningbo Styrolution. To achieve this purpose, the Company (or its affiliates) shall provide shareholders’ loans to Ningbo Styrolution in an amount of approximately US$35 million, which precise amount is equal to 50% of the total outstanding principal amount of the shareholder loans provided by INEOS (or its affiliates) as at completion, and upon receipt of such shareholders’ loans, Ningbo Styrolution shall repay 50% of the original shareholders’ loans from INEOS (or its affiliates). The Company shall also provide ABS licence loans to Ningbo Styrolution, or other ABS joint ventures formed by the parties (if any), in the aggregate amount of not more than US$64 million in three instalments to be settled by 31 December 2024, for the sole purpose of paying for the ABS licence fees to be paid to INEOS or its affiliates, where ABS licence loans of the same amount shall also be provided by INEOS or its affiliates that correspond to its 50% shareholding in Ningbo Styrolution. The Company shall make the above loans with internal resources. The loans shall be interest bearing at a rate of 4.2% per annum, with a maturity date of 6 December 2032.
Ningbo Styrolution is a limited liability company established in the PRC on 8 August 2019 with a current registered capital of US$190 million which has been fully paid. It is principally engaged in the research, production (planning), development, design, wholesale, import and export, and after-sales service of ABS general materials and resins synthesized by special ABS materials or petroleum resins, and is currently developing and constructing a 600,000 tonnes/year ABS unit at Ningbo.
According to the audited financial statements of Ningbo Styrolution prepared in accordance with the PRC Accounting Standards for Business Enterprises, for the years ended 31 December 2020 and 2021, the profit before taxation of Ningbo Styrolution was RMB–5.25 million and RMB–5.48 million respectively; and the profit after taxation of Ningbo Styrolution was RMB–5.25 million and RMB–13.22 million respectively. As at 31 December 2021, the net asset value of Ningbo Styrolution was RMB969.28 million.
Further, according to the audited financial statements of Ningbo Styrolution for the year ended 31 December 2021 and the unaudited management accounts of Ningbo Styrolution for the six months ended 30 June 2022, both prepared in accordance with the PRC Accounting Standards for Business Enterprises, the operating income of Ningbo Styrolution for the year ended 31 December 2021 and for the six months ended 30 June 2022 was RMB0 and RMB0 respectively; and the net profit was RMB–13.22 million and RMB–31.97 million respectively. As at 31 December 2021 and 30 June 2022, the total asset value of Ningbo Styrolution was RMB2,438.52 million and RMB3,087.15 million respectively, total liabilities was RMB1,469.24 million and RMB2,052.35 million respectively, net asset value was RMB969.28 million and RMB1,034.80 million respectively, and gearing ratios was 60.25% and 66.48% respectively.

HDPE Transaction
On 28 July 2022, the Company and INEOS Tianjin entered into transaction documents on the establishment of HDPE JV, on a 50:50 basis, for the construction of a 500,000-tonne/year High Density Polyethylene (HDPE) project in Tianjin. The performance of INEOS Tianjin of its obligations under the transaction documents is guaranteed by INEOS Group Holdings S.A..
INEOS Tianjin shall procure licensing of the latest commercially-proven HDPE production technology and intellectual property owned by its affiliate INEOS UK, including the permission for the HDPE JV to produce high-end product models pursuant to the terms and conditions of a technology licensing agreement, which includes the payment of license fees by the HDPE JV to INEOS UK.

According to the terms set out in the transaction documents, the Company’s contribution to the registered capital of the HDPE JV shall be appropriately RMB622.76 million. The Company will settle such amounts by internal resources.
The parties also agreed to explore collaboration opportunities regarding HDPE businesses in China with the construction of at least two further 500,000-tonnes/year HDPE plant based on the technology and products specified in the transaction documents through the HDPE JV or other associated joint ventures.

Reasons and Benefits of the Transaction
Through this transaction, the Company introduces a strategic partner which facilitates the Company to expand and reinforce the value chain of its petrochemical business and to explore the market. This will enhance the comprehensive competitiveness of the Company in its relevant business areas and provide further support to the Company’s high quality development.

Opinion of the Directors
As at the date of this announcement, Ma Yongsheng, Zhao Dong, Yu Baocai, Ling Yiqun, Li Yonglin and Liu Hongbin are connected Directors and therefore required to abstained from voting on the resolution approving the transaction at the Board meeting. The Board has considered and approved the resolution on the Transaction. All Directors (including all independent non-executive Directors) are of the opinion that the transaction is on normal commercial terms, the terms of the relevant agreements are fair and reasonable to the independent shareholders and comply with the requirements of relevant laws, regulations and normative documents. The Directors noted that the transaction is fair and reasonable to the independent shareholders and that no circumstances are detrimental to the interests of the Company and its independent shareholders. On the above basis, the Directors have approved the transaction.

Implications under the Listing Rules
Gaoqiao Petrochemical is a non-wholly owned subsidiary of the Company, held as to 55% by the Company and 45% by Sinopec Group Asset Management Co., Ltd. (中國石化集團資產經營管理有限公司). Sinopec Group Asset Management Co., Ltd. is a subsidiary of China Petrochemical Corporation, the controlling shareholder of the Company. Gaoqiao Petrochemical is therefore a connected subsidiary of the Company.
Since the highest applicable percentage ratio for the SECCO Transaction is more than 0.1% but lower than 5%, the SECCO Transaction is subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules, but are not subject to the circular and independent shareholders’ approval requirements.
Based on the calculations under Rule 14.07 of the Listing Rules, for the SECCO Transaction, all applicable percentage ratios are lower than 5%, and all applicable percentage ratios of the ABS Transaction and the HDPE Transaction are also lower than 5%.
As the counterparties of the Group in the SECCO Transaction, the ABS Transaction and the HDPE Transaction are all members of the INEOS group, the SECCO Transaction, the ABS Transaction and the HDPE Transaction shall be aggregated as a series of transactions pursuant to Rules 14.22 of the Listing Rules. The applicable percentage ratios of the SECCO Transaction, the ABS Transaction and the HDPE Transaction on an aggregated basis are lower than 5%. As such, the transaction does not constitute a notifiable transaction for the Company under Chapter 14 of the Listing Rules.

Information on the Parties
The Company
The Company is one of the largest integrated energy and chemical companies in China and is mainly engaged in the exploration and production, pipeline transportation and sale of petroleum and natural gas; the production, sale, storage and transportation of refinery products, petrochemical products, coal chemical products, synthetic fibre and other chemical products; the import and export, including import and export agency business, of petroleum, natural gas, petroleum products, petrochemical and chemical products, and other commodities and technologies; and research, development and application of technologies and information.

Gaoqiao Petrochemical
Gaoqiao Petrochemical is a company with limited liability established in the PRC and is principally engaged in the processing of crude oil; the production and sale of refined oil, liquefied petroleum gas (LPG), naphtha, fuel oil, lubricant and other chemical products; the import and export of goods and technologies; the research and development of petrochemical technologies, information and alternative energy products; and technical development, technical services, industrial investment and investment management in relevant fields.
Gaoqiao Petrochemical is a connected subsidiary of the Company. Please refer to the paragraph headed “Implications under the Listing Rules” for further information.

INEOS
INEOS Shanghai is a limited company incorporated in the PRC and is principally engaged in investment holding. INEOS Group Holdings S.A. is a limited company incorporated in Luxembourg and is principally engaged in investment holding. INEOS Styrolution APAC Pte Limited is a limited company incorporated in Singapore and it principally serves as the head office for the INEOS’s APAC operations. INEOS Quattro Financing Limited is a limited company incorporated in England & Wales and is principally engaged in investment holding. INEOS Tianjin is a limited company incorporated in England & Wales and is principally engaged in investment holding. Each of the five companies above is a subsidiary of INEOS.
INEOS is a global chemical company, and a global manufacturer of petrochemicals, speciality chemicals and oil products. Comprising 36 businesses, INEOS operates 194 sites in 29 countries throughout the world. The controlling shareholder of INEOS is Sir James Ratcliffe.
To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, INEOS Shanghai, INEOS Group Holdings S.A., INEOS Styrolution APAC Pte Limited, INEOS Quattro Financing Limited, INEOS Tianjin and their ultimate beneficial owner are Independent Third Parties.

Definitions
Unless the context requires otherwise, the following expressions in this announcement have the meaning set out below:
“ABS”	acrylonitrile butadiene styrene

“ABS Transaction”	the transaction under which the Company acquires from INEOS Styrolution APAC Pte Limited 50% equity interest in Ningbo Styrolution

“Board”	the Board of Directors of the Company

“Company” or “Sinopec Corp.”	China Petroleum & Chemical Corporation

“Director(s)”	director(s) of the Company

“Gaoqiao Petrochemical”	Sinopec Shanghai Gaoqiao Petrochemical Co., Ltd. (中國石化上海高橋石油化工有限公司) , a company incorporated and existing under the laws of the PRC

“Group”	the Company and its subsidiaries

“HDPE”	high density polyethylene

“HDPE JV”	INEOS Sinopec HDPE (Tianjin) Limited (中石化英力士高密度聚乙烯（天津）有限公司) (tentative name), a company to be incorporated by the Company and INEOS Tianjin under the laws of the PRC

“HDPE Transaction”	the transaction under which the Company and INEOS Tianjin jointly establish HDPE JV, on a 50:50 basis, for the construction of a 500,000-tonne/year High Density Polyethylene (HDPE) project in Tianjin

“INEOS”	INEOS Limited, a company incorporated and existing under the laws of the Isle of Man

“INEOS Shanghai”	INEOS Investment (Shanghai) Company Limited (英力士投資（上海）有限公司), a company incorporated and existing under the laws of the PRC

“INEOS Tianjin”	INEOS Tianjin Holdings Limited, a company incorporated and existing under the laws of England and Wales

“INEOS UK”	INEOS Sales (UK) Limited, a company incorporated and existing under the laws of England and Wales

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Ningbo Styrolution”	INEOS Styrolution Advanced Materials (Ningbo) Pte Ltd (英力士苯領高新材料（寧波）有限公司), a company incorporated and existing under the laws of the PRC

“PRC”	the People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“SECCO Equity Transfer Agreement”
the Equity Transfer Agreement dated 28 July 2022 among the Company, Gaoqiao Petrochemical, INEOS Shanghai and INEOS Group Holdings S.A. regarding the sale and purchase of 50% equity interest in Shanghai SECCO

“SECCO Transaction”	the transaction on 50% equity interests in Shanghai SECCO pursuant to the SECCO Equity Transfer Agreement

“Shanghai SECCO”	Shanghai SECCO Petrochemical Co., Ltd. (上海賽科石油化工有限責任公司), a company incorporated and existing under the laws of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“US$”	US Dollars, the lawful currency of the United States of America

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, PRC
28 July 2022

As of the date of this announcement, directors of the Company are: Ma Yongsheng*, Zhao Dong*, Yu Baocai# , Ling Yiqun#, Li Yonglin#, Liu Hongbin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.
# Executive Director
* Non-executive Director
+ Independent Non-executive Director

APPENDIX 1	PRINCIPAL ASSUMPTIONS UPON WHICH SHANGHAI ORIENT APPRAISAL CO., LTD. PREPARED ITS VALUATION REPORT

General assumptions
1.
It is assumed that there will be no unforeseen significant adverse changes in the external economic environment, including the relevant laws, macroeconomic, financial and industrial policies prevailing in the country after the valuation benchmark date, and that there will be no significant impact caused by other human force majeure and unforeseen factors.

2.
No consideration has been given to the impact on the appraised entity’s valuation conclusion of any collateral or guarantee that the appraised entity and its assets may assume in the future, or any additional price that may be paid as a result of special transactions.

3.
It is assumed that there will be no significant changes in the socio-economic environment in which the appraised entity is located or in the fiscal and taxation policies in place, such as taxes and tax rates, and that the credit policy, interest rate, exchange rate and other financial policies will be generally stable.

4.	The current and future business operations of the appraised entity are and will be legal and in compliance with the relevant provisions of its business license and articles of association.

Specific assumptions regarding the adoption of the income approach
1.
The future income of the appraised entity can be reasonably estimated and measured in monetary terms; the risks associated with the expected income will be measurable; the duration of future income can be determined or reasonably estimated.

2.
It is assumed that the current and future management of the appraised entity is complied with the laws and regulations, diligently performing its operation and management functions. After the implementation of such acquisition, there will be no serious impact on the development of the enterprise or damage to the interests of shareholders, and it will continue to maintain the existing operation management model and management level.

3.
It is assumed that the core management and technical team of the appraised entity will remain stable in the future forecast period, and there will be no significant changes affecting the business development and profit realization of the enterprise.

4.
It is assumed that the accounting policies adopted by the appraised entity after the valuation benchmark date is consistent with those adopted for the preparation of this valuation report in material aspects.

5.	It is assumed that the cash inflow and cash outflow of the appraised entity will flow in and flow out evenly after the valuation benchmark date.
6.
The tenancy agreement with respect to the appraised entity’s leased properties at Rooms 3001-3012 and 3102-3107, Far East International Plaza, 319 Xianxia Road, Changning District, Shanghai expiring on 14 January 2022 will be renewed on similar terms, or leased properties with similar quality and size can be secured with market levels of rentals.

APPENDIX 2	REPORT FROM THE REPORTING ACCOUNTANTS ON DISCOUNTED CASH FLOWS

The following is the text of a report received from the Company’s reporting accountants, KPMG, Certified Public Accountants, Hong Kong, for inclusion in this announcement.

REPORT ON THE DISCOUNTED FUTURE CASH FLOWS IN CONNECTION WITH THE VALUATION OF SHAREHOLDER’S TOTAL EQUITY INTEREST IN SHANGHAI SECCO PETROCHEMICAL CO., LTD* (上海賽科石油化工有限責任公司)
TO THE BOARD OF DIRECTORS OF CHINA PETROLEUM & CHMICAL CORPORATION

We refer to the discounted future cash flows on which the valuation (“the Valuation”) dated 17 March 2022 prepared by Shanghai Orient Appraisal Co., Ltd. in respect of the appraised market value of shareholders’ total equity interest in Shanghai SECCO Petrochemical Co., Ltd.* (“Shanghai SECCO”) as at 31 August 2021 is based. The Valuation is prepared based in part on the discounted future cash flows and is regarded as a profit forecast under paragraph 14.61 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Directors’ Responsibilities
The directors of China Petroleum & Chemical Corporation (the “Directors”) are responsible for the preparation of the discounted future cash flows in accordance with the bases and assumptions determined by the Directors and as set out in the Valuation. This responsibility includes carrying out appropriate procedures relevant to the preparation of the discounted future cash flows for the Valuation and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

Our Independence and Quality Control
We have complied with the independence and other ethical requirements of the Code of Ethics for Professional Accountants issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour.
Our firm applies Hong Kong Standard on Quality Control 1 “Quality Control for Firms That Perform Audits and Reviews of Financial Statements, and Other Assurance and Related Services Engagements” issued by the HKICPA and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

APPENDIX 2	REPORT FROM THE REPORTING ACCOUNTANTS ON DISCOUNTED CASH FLOWS

Reporting Accountants’ Responsibilities
Our responsibility is to report, as required by paragraph 14.62(2) of the Listing Rules, on the calculations of the discounted future cash flows used in the Valuation. The discounted future cash flows do not involve the adoption of accounting policies.

Basis of Opinion
We conducted our engagement in accordance with the Hong Kong Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” issued by the HKICPA. This standard requires that we plan and perform our work to obtain reasonable assurance as to whether, so far as the calculations are concerned, the Directors have properly compiled the discounted future cash flows in accordance with the bases and assumptions adopted by the Directors as set out in the Valuation. We performed procedures on the arithmetical calculations and the compilations of the discounted future cash flows in accordance with the bases and assumptions adopted by the Directors. Our work is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing issued by the HKICPA. Accordingly, we do not express an audit opinion.

Opinion
In our opinion, so far as the calculations are concerned, the discounted future cash flows have been properly compiled in all material respects in accordance with the bases and assumptions adopted by the Directors as set out in the Valuation.

Other matters
Without qualifying our opinion, we draw to your attention that we are not reporting on the appropriateness and validity of the bases and assumptions on which the discounted future cash flows are based and our work does not constitute any valuation of the Shanghai SECCO or an expression of an audit or review opinion on the Valuation.
The discounted future cash flows depend on future events and on a number of assumptions which cannot be confirmed and verified in the same way as past results and not all of which may remain valid throughout the period. Further, since the discounted future cash flows relates to the future, actual results are likely to be different from the discounted future cash flows because events and circumstances frequently do not occur as expected, and the differences may be material. Our work has been undertaken for the purpose of reporting solely to you under paragraph 14.62(2) of the Listing Rules and for no other purpose. We accept no responsibility to any other person in respect of, arising out of or in connection with our work.

KPMG
Certified Public Accountants
Hong Kong
28 July 2022

* For identification purposes only

APPENDIX 3	LETTER FROM THE FINANCIAL ADVISOR

The following is the text of a letter received from China International Capital Corporation Hong Kong Securities Limited, the financial adviser of the Company, in connection with the profit forecast underlying in the valuation reports, for the purpose of incorporation in this announcement.

28 July 2022
The Board of Directors
China Petroleum & Chemical Corporation
No. 22 Chaoyangmen North Street
Chaoyang District
Beijing, PRC

Ladies and Gentlemen,
We refer to the valuation reports (the “Reports”) dated 17 March 2022 prepared by Shanghai Orient Appraisal Co., Ltd. (the “Valuer”) on the valuation as at 31 August 2021 in relation to the proposed disposal through the tendering process in Shanghai United Assets and Equity Exchange: (i) transferring 15% equity interests in Shanghai SECCO Petrochemical Company Limited by China Petroleum & Chemical Corporation (the “Company”); (ii) transferring 35% equity interests in Shanghai SECCO Petrochemical Company Limited by a subsidiary of the Company, Sinopec Shanghai Gaoqiao Petrochemical Co., Limited (collectively, the “Target Assets”) in exchange for cash consideration (the “Valuation”). The principal assumptions upon which the Valuation is based is included in the announcement of the Company dated 28 July 2022 (the “Announcement”). Capitalised terms used herein shall have the same meanings as those defined in the Announcement unless the context requires otherwise.
As stated in the Reports, the Valuation has been arrived at and based on the income approach, which has taken into account the discounted cash flow projection of the Target Assets (the “Projection”). As such, the Projection is regarded as a profit forecast (the “Profit Forecast”) under Rule 14.61 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).
We have reviewed the Profit Forecast upon which the Valuation has been made, for which you as the directors of the Company (the “Directors”) are responsible, and we have attended discussions involving the management of the Company and the Valuer regarding the work conducted by the Valuer. We have also discussed with the management of the Company and the Valuer regarding the bases and assumptions upon which the Profit Forecast has been prepared. In these discussions, the participants also discussed the historical performance of the Target Assets and other information considered relevant by the Valuer and the Company to the Profit Forecast. We have also considered the report from KPMG, Certified Public Accountants, Hong Kong dated 28 July 2022 as set out in the Announcement addressed to you regarding the calculations and compilation of the discounted cash flows in accordance with the bases and assumptions adopted by the Directors. We noted that in the opinion of KPMG, so far as the calculations are concerned, the discounted future cash flows have been properly compiled in all material respects in accordance with the bases and assumptions adopted by the Directors as set out in the Valuation. We also noted that the discounted future cash flows do not involve the adoption of accounting policies.

As the relevant bases and assumptions are about future events which may or may not occur, the actual business and financial performance of the business of the Target Assets may or may not achieve as expected and the variation may be material. We express no opinion on whether the actual cash flows would eventually be achieved in correspondence with the Profit Forecast. For the purpose of this letter, we have relied on and assumed the accuracy and completeness of all information provided to us and/or discussed with the Company. We have not assumed any responsibility for independently verifying the accuracy and completeness of such information or undertaken any independent evaluation or appraisal of any of the assets or liabilities of the Target Assets. Save as expressly stated in this letter, we take no responsibility for and express no views, whether expressly or implicitly, on the fair value or market value of the Target Assets as determined by the Valuer and set out in the Reports issued by the Valuer or otherwise.
On the basis of the foregoing and in the absence of unforeseeable circumstances, and without giving any opinion on the reasonableness of the valuation method and the bases and assumptions adopted by the Valuer on the Valuation, for which you as the Directors and the Valuer are solely responsible, we are of the opinion that the Profit Forecast upon which the Valuation has been made, for which you as the Directors are responsible, has been made after due and careful enquiry by you. The Directors are responsible for the Profit Forecast, including the preparation of the discounted future cash flows in accordance with the bases and assumptions determined by the Directors and as set out in the Valuation Report. This responsibility includes carrying out appropriate procedures relevant to the preparation of the discounted future cash flows for the Valuation Report and applying an appropriate basis of preparation; and making estimates which are reasonable in the circumstances. For the avoidance of doubt, this letter does not constitute an independent valuation or fairness opinion and is expressly limited to the matters described herein.
The work undertaken by us in giving the above opinion has been undertaken for the sole purpose of compliance with Rule 14.62(3) of the Listing Rules and for no other purpose. We have not independently verified the assumptions or computations leading to the Valuation. We have had no role or involvement and have not provided and will not provide any assessment of the value on the Discounted Cash Flow Assets to the Company. We have assumed that all information, materials and representations provided to us by the Company and the Valuer, including all information, materials, and representations referred to or contained in the Announcement, were true, accurate, complete and not misleading at the time they were provided or made, and remained so up to the date of the Announcement and that no material fact or information has been omitted from the information and materials provided No representation or warranty, whether express or implied, is made by us on the accuracy, truth or completeness of such information, materials or representations. Accordingly, we do not accept any responsibility, whether expressly or implicitly, to any person(s) in respect of, arising out of, or in connection with the Valuation.

Yours faithfully,
For and on behalf of
China International Capital Corporation
Hong Kong Securities Limited

Ben Leung
Vice President

Announcement 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

CONNECTED TRANSACTION
FORMATION OF A JOINT VENTURE

THE TRANSACTION

The Board is pleased to announce that on 28 July 2022, the Company entered into the Promoter Agreement and the Articles of Association of Carbon Technology Company with UNIPEC, Nanjing Chemical Company, Sinopec OEC, Nanjing Engineering and Shanghai Engineering. Pursuant to the Promoter Agreement, the parties will jointly promote and establish Carbon Technology Company by way of capital contribution. The registered capital of Carbon Technology Company will be RMB2.5 billion, for which, each of the Company and Nanjing Chemical Company shall contribute RMB1.15 billion and RMB850 million in cash, accounting for 46% and 34% of the registered capital of Carbon Technology Company, respectively; and each of UNIPEC, Sinopec OEC, Nanjing Engineering and Shanghai Engineering shall contribute RMB125 million in cash, each accounting for 5% of the registered capital of Carbon Technology Company.

The Company and UNIPEC will pay the consideration for the Transaction with self-owned funds. Upon completion of the Transaction, Carbon Technology Company will become a subsidiary of the Company. Financial results of Carbon Technology Company shall be consolidated into the Company’s financial statements.

LISTING RULES IMPLICATIONS

As at the date of this announcement, CPC is the controlling shareholder of the Company (directly and indirectly holding 68.96% of the issued shares of the Company). CPC also directly or indirectly controls Nanjing Chemical Company, Sinopec OEC, Nanjing Engineering and Shanghai Engineering, therefore, under Chapter 14A of the Listing Rules, Nanjing Chemical Company, Sinopec OEC, Nanjing Engineering and Shanghai Engineering are associates of CPC and are also connected persons of the Company. Therefore, the Transaction constitutes a connected transaction

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of the Company under Chapter 14A of the Listing Rules. UNIPEC is a wholly-owned subsidiary of the Company.

As one or more of the applicable percentage ratios (as defined in the Listing Rules) in respect of the Transaction exceed 0.1% but fall below 5%, the Transaction is subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules but is exempt from independent shareholders’ approval requirement.

INTRODUCTION

The Board is pleased to announce that on 28 July 2022, the Company entered into the Promoter Agreement and the Articles of Association of Carbon Technology Company with UNIPEC, Nanjing Chemical Company, Sinopec OEC, Nanjing Engineering and Shanghai Engineering. Pursuant to the Promoter Agreement, the parties will jointly promote and establish Carbon Technology Company by way of capital contribution. The registered capital of Carbon Technology Company will be RMB2.5 billion, for which, each of the Company and Nanjing Chemical Company shall contribute RMB1.15 billion and RMB850 million in cash, accounting for 46% and 34% of the registered capital of Carbon Technology Company, respectively; and each of UNIPEC, Sinopec OEC, Nanjing Engineering and Shanghai Engineering shall contribute RMB125 million in cash, each accounting for 5% of the registered capital of Carbon Technology Company.

The total capital contribution to be made by the Group amounted to RMB1.275 billion, including the capital contribution to be made by UNIPEC, a wholly-owned subsidiary of the Company, accounting for 51% of the registered capital of Carbon Technology Company.

BASIC INFORMATION ON THE TRANSACTION

The Transaction is a joint investment by the Company and its connected persons to establish Carbon Technology Company. As Carbon Technology Company is yet to be established, the following basic information of Carbon Technology Company is indicative and subject to its business registration results with the registration authority:

Company name	:	Sinopec Carbon Industry Technology Co., Ltd. (中石化碳產業科技股份有限公司)
Company nature	:	Joint stock limited company
Business scope	:
Carbon verification; carbon asset management; research and development of carbon emission reduction, carbon conversion, carbon capture and carbon storage technologies; China certified voluntary emission reduction services; natural science research and

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experimental development; engineering and technological research and experimental development; technical services, technology development, technology consulting, technology exchange, technology transfer, technology promotion; technology import and export; engineering technology services; production, storage and sales of chemical products and hazardous chemicals; contract energy management; project investment; equity investment; financial asset management services; computer data processing and storage services; big data collection and application; intelligent design consulting; enterprise management consulting and information technology consulting services.

Registered capital	:	RMB2,500,000,000
Contribution method and source of funds	:	All shareholders will make capital contribution in cash. The Company and UNIPEC will make the capital contribution with self-owned funds.

Upon the completion of the Transaction, Carbon Technology Company will become a subsidiary of the Company. Financial results of Carbon Technology Company shall be consolidated into the Company’s financial statements.

CONSIDERATION BASIS OF THE TRANSACTION

The consideration of the Transaction was determined on a fair, voluntary and at arm’s length basis with reference to normal commercial terms, industry practices and market prices without prejudice to the interests of shareholders.

PRINCIPAL TERMS OF THE PROMOTER AGREEMENT AND THE ARTICLES OF ASSOCIATION OF CARBON TECHNOLOGY COMPANY

1.	Date: 28 July 2022.

2.	Parties: Sinopec Corp., Nanjing Chemical Company, UNIPEC, Sinopec OEC, Nanjing Engineering and Shanghai Engineering.

3.	The contribution amount, the number of shares to be subscribed and the shareholding percentage, and contribution method are set out as follows:

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No.	Shareholders’ Name	Number of shares to be subscribed (million shares)	Contribution amount (RMB million)	Shareholding percentage	Contribution method
1	Sinopec Corp.	1,150	1,150	46%	Cash
2	Nanjing Chemical Company	850	850	34%	Cash
3	UNIPEC	125	125	5%	Cash
4	Sinopec OEC	125	125	5%	Cash
5	Nanjing Engineering	125	125	5%	Cash
6	Shanghai Engineering	125	125	5%	Cash
Total		2,500	2,500	100%	Cash

4.	Capital contribution period:

Shareholders’ Name	Capital contribution period		Contribution amount (RMB million)
Sinopec Corp.	First installment	Before 31 October 2022	862.5
	Second installment	Before 31 January 2023	287.5
Nanjing Chemical Company	First installment	Before 31 October 2022	637.5
	Second installment	Before 31 January 2023	212.5
UNIPEC	First installment	Before 31 October 2022	93.75
	Second installment	Before 31 January 2023	31.25
Sinopec OEC	First installment	Before 31 October 2022	93.75
	Second installment	Before 31 January 2023	31.25
Nanjing Engineering	First installment	Before 31 October 2022	93.75
	Second installment	Before 31 January 2023	31.25
Shanghai Engineering	First installment	Before 31 October 2022	93.75
	Second installment	Before 31 January 2023	31.25

5.	Arrangements for the board of directors and the management of Carbon Technology Company

Carbon Technology Company will establish its board of directors and the management:
(1)          The board of directors of Carbon Technology Company will be comprised of 5 to 7 directors, including 1 employee’s representative director. More than half of its non-employee directors shall be nominated by Sinopec Corp., and the other non-employee’s representative directors shall be nominated
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according to the negotiation result(s) of the shareholders other than Sinopec Corp. More than half of the members of the board of directors shall be the directors who do not hold any positions in Carbon Technology Company.

(2)          Carbon Technology Company will establish operation and management department to be responsible for the daily operation and management of Carbon Technology Company. The operation and management department shall have one general manager, several deputy general managers, one chief accountant and one general counsel. The above-mentioned senior management shall be nominated by Sinopec Corp. and appointed by the board of directors of Carbon Technology Company.

6.	Share transfer restrictions

All shares issued by Carbon Technology Company upon its establishment will be subject to a lock-up period from the date of establishment of Carbon Technology Company to the 10th anniversary date of the establishment, unless otherwise agreed unanimously by the shareholders or provided in the Articles of Association of Carbon Technology Company. During the lock-up period, no shareholder shall directly or indirectly sell, assign, transfer, pledge or otherwise dispose of the shares issued by Carbon Technology Company upon its establishment, except for any transfer between shareholders or transfers to related parties (such transfer shall be subject to the statutory lock-up period stipulated in the PRC Company Law for the shares of Carbon Technology Company held by the Promoters, and shall only take place after the first anniversary of the date of establishment of Carbon Technology Company). Upon expiration of the lock-up period, without the consent of other shareholders, no shareholder shall directly or indirectly sell all or part of the shares to a competitor of Carbon Technology Company or any financial investor(s), and no encumbrances shall be created on the shares of Carbon Technology Company.

Shareholders may transfer all or part of their shares to each other upon giving written notice. Other shareholders shall reply within 60 days of receiving the notice of transfer as to whether or not to purchase, otherwise it shall be deemed to have waived. If the other shareholders require to purchase, the shares will be transferred in accordance with the proportion of their respective shareholdings, and a share transfer contract shall be signed with the shareholder who intends to transfer within 60 days from the expiration of the time limit for reply, failing which the shareholder who intends to transfer the shares shall have the right to choose counterparty among the other shareholders.

Either party (the “Transferor”) may notify the other parties at least 60 working days in advance to transfer all or part of the shares held by it to its related company (the “Related Transferee”), and the other parties shall be deemed to have agreed to the transfer and shall not exercise the right of first refusal to such transfer, provided that the Related Transferee has fully agreed to continue to abide by the Articles of Association of Carbon Technology Company and the Promoter Agreement.

If any party intends to transfer all or part of its shares of the Carbon Technology Company directly or indirectly to other shareholders of Carbon Technology Company or any third party other than the
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shareholders, the Transferor shall send a transfer notice to the other promoters immediately in accordance with the Promoter Agreement and the Articles of Association of Carbon Technology Company, and the other promoters may exercise its right of first refusal pursuant to the terms and conditions set out in the transfer notice, by sending a written notice to the Transferor within 60 days from the date of receipt of the transfer notice (the “Response Period”). If all the other promoters wish to exercise the right of first refusal, the proportion of their respective right of first refusal will be negotiated and determined by the parties. Where no agreement can be reached through negotiation within 30 days after the expiration of the Response Period, it will be determined in accordance with their proportion of the actual paid-up capital shares of Carbon Technology Company at the time of the exercise of the right of first refusal. If only one promoter exercises the right of first refusal, it shall purchase all the shares to be transferred. If the other promoters notify the Transferor in writing of not exercising the right of first refusal or fail to give notice within the Response Period, such party shall be deemed to have waived its right of first refusal.

7.	Effective conditions and effective date of the agreement

The Promoter Agreement shall take effect after the parties have performed internal procedures and it has been signed and affixed with the official seal by the legal representative or authorized representative of each of the Promoters. The Articles of Association of Carbon Technology Company shall take effect from the date of establishment of Carbon Technology Company.

REASONS FOR AND BENEFITS OF THE TRANSACTION

The establishment of Carbon Technology Company to build up a professional carbon-industry operation platform is an important measure for Sinopec Corp.’s green and low-carbon development strategy. It will be conducive to giving full play to the advantages of each shareholder of Carbon Technology Company and integrating the resources so as to accelerate the incubation of CCUS technology and the transformation of relevant achievements and promote the development of the CCUS industry, which will have a positive effect on the sustainable development of the Company.

APPROVAL PROCEDURES FOR THE TRANSACTION AND THE OPINION OF THE DIRECTORS

As at the date of this announcement, Ma Yongsheng, Zhao Dong, Yu Baocai, Ling Yiqun, Li Yonglin and Liu Hongbin, being the connected Directors, have abstained from voting on the relevant resolution approving the Transaction at the Board meeting. The Board has considered and approved the resolution on the Transaction. The Directors of the Company (including all independent non-executive Directors) are of the view that, (i) the Transaction is conducted on normal commercial terms after arm’s length negotiations; (ii) the terms and conditions of the Transaction documents are fair and reasonable; and (iii) the Transaction is in the interest of the Company and the shareholders as a whole.
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LISTING RULES IMPLICATIONS

As at the date of this announcement, CPC is the controlling shareholder of the Company (directly and indirectly holding 68.96% of the issued shares of the Company). CPC also directly or indirectly controls Nanjing Chemical Company, Sinopec OEC, Nanjing Engineering and Shanghai Engineering, therefore, under Chapter 14A of the Listing Rules, Nanjing Chemical Company, Sinopec OEC, Nanjing Engineering and Shanghai Engineering are associates of CPC and are also connected persons of the Company. Therefore, the Transaction constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. UNIPEC is a wholly-owned subsidiary of the Company.

As one or more of the applicable percentage ratios (as defined in the Listing Rules) in respect of the Transaction exceed 0.1% but fall below 5%, the Transaction is subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules but is exempt from independent shareholders’ approval requirement.
The Transaction does not involve any non-compete undertakings between the Company and CPC.

Upon the completion of the Transaction, Carbon Technology Company will become a subsidiary of the Company. Transactions between Carbon Technology Company and CPC and its associates (including Nanjing Chemical Company, Sinopec OEC, Nanjing Engineering and Shanghai Engineering) will constitute connected transactions of the Company. In addition, Carbon Technology Company will become an associate of CPC (the controlling shareholder of the Company) and a connected subsidiary of the Company under Rule 14A.16 of the Listing Rules. Therefore, the transactions between Sinopec Corp. and Carbon Technology Company will constitute connected transactions of the Company. The Company will comply with relevant approval and disclosure requirements as necessary.

GENERAL INFORMATION

The Company
The Company is a joint stock limited company established in the PRC, principally engaged in the exploration and production, pipeline transportation and sales of petroleum and natural gas; the production, sale, storage and transportation of refinery products, petrochemical products, coal chemical products, synthetic fiber and other chemical products; the import and export, including import and export agency business, of petroleum, natural gas, petroleum products, petrochemicals and chemical products, and other commodities and technologies; and research, development and application of technologies and information. CPC holds 68.96% equity interest in the Company and therefore is its controlling shareholder.

Sinopec SSC
Sinopec SSC is a joint stock limited company established in PRC and a leading provider of oil and gas engineering and technical services in China. Sinopec SSC group owns engineering equipment and technologies in the fields of geophysics, drilling, logging and mud logging, cementing, special
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downhole operations, oilfield ground construction and oil and gas pipeline construction, and is able to provide comprehensive engineering and technical services throughout the whole lifecycle of oil/gas fields. In China, Sinopec SSC group has more than 60 years of operating and has provided oil and gas engineering services in 76 basins over time with operations across over 14 provinces.

Sinopec OEC
Sinopec OEC is a limited liability company established in the PRC, principally engaged in engineering project management, engineering survey, design, construction general contracting, professional contracting, governmental investment project bidding agency, engineering consulting, urban landscaping construction, special equipment design, engineering and technical research and experimental development, and other businesses. Sinopec OEC is a wholly-owned subsidiary of Sinopec SSC.

CPC
CPC is a limited liability company established under the laws of the PRC, and it is a state owned and authorized investment organization. Its principal operations include: exploration, exploitation, storage and transportation (including pipeline transportation), sales and comprehensive utilization of oil and natural gas; oil refining; wholesale and retail of oil products; production, sales, storage, transportation of petrochemical and other chemical products; industrial investment and investment management; exploration and design, construction and installation of petroleum and petrochemical engineering; repairing and maintenance of petroleum and petrochemical equipment; manufacture of mechanical and electrical equipment; technology and information, research and development, application and consultation services of alternative energy products; import and export business.

Nanjing Chemical Company
Nanjing Chemical Company is a limited liability company established in the PRC, principally engaged in the production and operation of hazardous chemicals, the production of compound fertilizers, terminal and other port facility services, logistics services, manufacturing and sales of chemical products, rubber products and plastic products, and other businesses. Nanjing Chemical Company is a wholly-owned subsidiary of Sinopec Assets Management Co., Ltd., which is a wholly-owned subsidiary of CPC.

UNIPEC
UNIPEC is a limited liability company established in the PRC, principally engaged in crude oil wholesale, refined oil wholesale, import and export of state-owned trade management goods, futures business, contract energy management and other businesses. UNIPEC is a wholly-owned subsidiary of Sinopec Corp.

SINOPEC SEG
SINOPEC SEG is a joint stock limited company established in the PRC, mainly provides engineering services covering oil refining, petrochemicals, new coal chemicals, inorganic chemicals, pharmaceutical chemical, clean energy, storage and transportation engineering, environmental
8

protection and energy-saving engineering with a complete service chain involving research, development and licensing, preliminary consultation, financial assistance, design, procurement, construction and pre-commissioning/start-up services. CPC holds 67.01% equity interests in SINOPEC SEG and therefore is its controlling shareholder.

Nanjing Engineering
Nanjing Engineering is a limited liability company established in the PRC, principally engaged in chemical engineering, petrochemical, electric power, building materials, pharmaceuticals, municipal services, public utilities, light industry, telecommunications, environment related services, construction, design and construction of fire protection engineering; general project contracting, design and installation of pressure vessels and pressure pipelines; consultancy services for petrochemical engineering, chemical engineering and pharmaceutical engineering; chemical and pharmaceutical, housing construction supervision and other businesses. Nanjing Engineering is a wholly-owned subsidiary of SINOPEC SEG.

Shanghai Engineering
Shanghai Engineering is a limited liability company established in the PRC, principally engaged in the chemical and petrochemical pharmaceutical, oil and gas, professional construction engineering design and project management; general contracting of engineering construction; engineering consulting and supervision of chemical, petrochemical, pharmaceutical, oil and gas, and professional construction project, and other businesses. Shanghai Engineering is a wholly-owned subsidiary of SINOPEC SEG.

DEFINITIONS

In this announcement, unless otherwise indicated in the context, the following terms have the meanings set out below:

“Articles of Association of Carbon Technology Company”	the Articles of Association of Sinopec Carbon Industry Technology Co., Ltd. entered into among the Promoters on 28 July 2022

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of directors of the Company

“Carbon Technology Company”	Sinopec Carbon Industry Technology Co., Ltd.

“CCUS”	Carbon dioxide capture, utilization and storage

“Company” or “Sinopec Corp.”
China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC, whose A shares are listed on the Shanghai Stock Exchange and H shares are listed on the Main Board of the Stock Exchange (stock code: 00386)

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“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“controlling shareholder(s)”	has the meaning ascribed to it under the Listing Rules

“CPC”	China Petrochemical Corporation

“Director(s)”	director(s) of the Company

“Group”	the Company and its subsidiaries from time to time

“Listing Rules”	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Nanjing Chemical Company”	Sinopec Nanjing Chemical Industries Corporation

“Nanjing Engineering”	Sinopec Nanjing Engineering Co., Ltd.

“PRC”	the People’s Republic of China

“Promoter(s)”	Sinopec Corp., UNIPEC, Nanjing Chemical Company, Sinopec OEC, Nanjing Engineering and Shanghai Engineering

“Promoter Agreement”	the Promoter Agreement of Sinopec Carbon Industry Technology Co., Ltd. entered into among the Promoters on 28 July 2022

“RMB”	Renminbi, the lawful currency of the PRC

“Shanghai Engineering”	Sinopec Shanghai Engineering Co., Ltd.

“Sinopec OEC”	Sinopec Oil Engineering and Construction Corporation

“SINOPEC SEG”	SINOPEC Engineering (Group) Co., Ltd., a joint stock limited company incorporated in the PRC, whose H shares are listed on the Main Board of the Stock Exchange (stock code: 02386)

“Sinopec SSC”
Sinopec Oilfield Service Corporation (中石化石油工程技術服務股份有限公司), a joint stock limited company incorporated in the PRC, whose A shares are listed on the Shanghai Stock Exchange and H shares are listed on the Main Board of the Stock Exchange (stock code: 01033)

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“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Transaction”	the establishment of Carbon Technology Company under the Promoter Agreement by the Promoters

“UNIPEC”	China International United Petroleum & Chemicals Co., Ltd.

By order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President, Secretary to the Board of Directors

Beijing, the PRC
28 July 2022
As of the date of this announcement, directors of the Company are: Ma Yongsheng*, Zhao Dong*, Yu Baocai#, Ling Yiqun#, Li Yonglin#, Liu Hongbin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.
#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

11

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: July 29, 2022